Ballard Power Systems Inc.

News Release

Ballard Receives DOE Award for Cost Reduction Activities on Key Fuel Cell Component

• •	High-volume GDL fabrication costs reduced more than 50% Facilitates competitive positioning in fuel cell markets

For Immediate Release – May 24, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that the company’s material products division is a recipient of the 2011 Annual Merit Review Award from the U.S. Department of Energy. The award recognizes Ballard’s success in reducing manufacturing cost of gas diffusion layer (GDL) material, a critical component of the membrane electrode assembly (MEA) used in every Ballard fuel cell product.

Implementation of improved process control tools, installation of web-handling equipment together with other initiatives focused on the production process have facilitated high-volume production of GDL material at Ballard. This has reduced the fabrication cost from $36 down to $16 per kilowatt of each proton exchange membrane (PEM) fuel cell product. In addition, since 2008 improved production yields and reduced material scrap have increased capacity at the company’s Lowell, MA plant by a factor of four.

Bill Foulds, President of Ballard’s material products division said, “Our GDL products are designed to meet the rigorous demands of a wide range of fuel cell applications, from kilowatt-scale backup power systems to megawatt-scale distributed generation solutions. GDL cost reduction contributes directly to our corporate goal of lowering fuel cell product costs by a further 20-to-25% this year.”

2011 Annual Merit Review Award recipients were selected by a Peer Review Panel, following evaluation of the relative merits of various hydrogen and fuel cell projects. The awards recognize outstanding achievements and significant contributions to the U.S. Department of Energy’s Hydrogen and Fuel Cells Program. The award to Ballard acknowledges the efforts of Jason Morgan, Principal Investigator for the DoE funded cost reduction program.

Ballard’s material products division is the only major North American manufacturer of GDL fuel cell material and is a leading provider of engineered carbon fiber materials. Fuel cells using GDL material provide zero-emission power for a variety of applications, thereby supporting public sector clean energy policy. Ballard is the sole commercial enterprise to receive a 2011 Annual Merit Review Award.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products contain proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including product cost reductions. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand.

These forward-looking statements involve risks and uncertainties that may cause our actual results to be materially different, including, general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com